 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Pelletier, Antonio F. (Last) (First) (Middle) 1200 Enclave Parkway 3rd Floor (Street) Houston, TX 77077-1607 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Cabot Oil & Gas Corporation COG 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Vice President & Regional Manager
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5) Amount / A/D / Price	5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	02/18/2002		A(1)	4,000 / A / $n/a	4,500	D	n/a

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) A or D	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title / Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option Right to Buy	$19.425	02/18/2002		A(2)	13,000 A	02/18/2003 / 02/18/2007	Common / 13,000		$16,000	D	n/a
Explanation of Responses:

(1) Restricted stock award of 4,000 shares to Reporting Person on February 18, 2002 under Issuer's Second Amended and Restated Long Term Incentive Plan. Restrictions on 100% of award lapse on February 18, 2005.
(2) Grant to Reporting Person under Issuer's Second Amended and Restated Long Term Incentive Plan. Option becomes exercisable in increments of one-third (i.e. 4,334, 4,333, 4,333) on February 18, 2003, February 18, 2004 and February 18, 2005, respectively.

By:	Date:
/s/ Lisa A. Machesney	02/12/2003
On behalf of A. F. Pelletier, authority to sign granted pursuant to Power of Attorney as attached.
** Signature of Reporting Person	SEC 2270 (09-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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Additional Information Reported For This Form
Name and Address of Reporting Person* Pelletier, Antonio F. (Last) (First) (Middle) 1200 Enclave Parkway 3rd Floor (Street) Houston, TX 77077-1607 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol Cabot Oil & Gas Corporation COG	Statement for (Month/Year) 12/31/2002

Power of Attorney

        WHEREAS, the undersigned is a director or officer or both of Cabot Oil & Gas Corporation, a Delaware corporation (the Company), and therefore may be subject to the reporting requirements of Section 16(a) of the Securities and Exchange Act of 1934, as amended (the Act), and the rules and regulations of Securities and Exchange Commission (the Commission) promulgated thereunder and accordingly obligated to file with the Commission statements on Form 3, Form 4 and Form 5;

        NOW, THEREFORE, the undersigned does hereby appoint Lisa A. Machesney, Vice President, Managing Counsel and Corporate Secretary, his true and lawful attorney-in-fact and agent with power to act for him and in his name, place and stead, in any and all capacities, to sign statements on Form 3, Form 4 and Form 5, in accordance with Section 16(a) of the Act and the rules and regulations of the Commission promulgated thereunder, and all instruments necessary or incidental in connection therewith and to file the same with the Commission and with any national stock exchange, and to take any and all other actions in connection with the foregoing which such attorney-in-fact shall consider necessary or appropriate. Such attorney-in-fact and agent shall have full power and authority to do and perform in the name and on behalf of the undersigned, in any and all capacities, every act whatsoever necessary or desirable to be done in the premises, as fully and to all intents and purposes as the undersigned might or could do in person, the undersigned hereby ratifying and approving the acts of such attorney-in-fact and agent. This power of attorney shall remain in effect until the undersigned ceases to be a director or officer or both of the Company. The undersigned acknowledges that the foregoing attorney-in-fact and agent, in serving in such capacities at the request of the undersigned, is not assuming any of the undersigneds responsibilities under Section 16 of the Act.

        IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 17th day of October, 2001.

/s/ A. F. Pelletier